Exhibit 99.1

Country Style Cooking Restaurant Chain Reports Unaudited Third Quarter 2014 Financial Results

3Q14 Revenues up 4.7% YoY to RMB409.1 Million

3Q14 Adjusted Net Income down 27.0% YoY to RMB22.7 Million

3Q14 Adjusted EBITDA down 13.4% YoY to RMB45.8 Million

Announces Departure of CFO

Chongqing, China, November 13, 2014 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the third quarter of 2014.

Third Quarter 2014 Financial Highlights

•	Revenues in the third quarter of 2014 were RMB409.1 million ($66.6 million), an increase of 4.7% from RMB390.6 million in the same quarter of 2013.
•	Comparable restaurant sales decreased by 8.6% from the same quarter of 2013. There were 246 restaurants in the comparison.
•	Income from operations decreased 33.9% to RMB19.3 million ($3.2 million) from RMB29.3 million in the same quarter of 2013.
•	Adjusted EBITDA[1] was RMB45.8 million ($7.5 million) in the third quarter of 2014, a decrease of 13.4% from RMB52.9 million in the same quarter of 2013.
•	Net income for the third quarter of 2014 was RMB18.6 million ($3.0 million), as compared to RMB27.0 million in the same quarter of 2013. Adjusted net income (non-GAAP) was RMB22.7 million ($3.7 million), as compared to RMB31.1 million in the same quarter of 2013.
•	Diluted net income per American depositary share (“ADS”) was RMB0.69 ($0.11). Adjusted diluted net income per ADS (non-GAAP) was RMB0.84 ($0.14). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of 15 in the third quarter of 2014 to 332 restaurants as of September 30, 2014, up from 276 restaurants as of September 30, 2013. Among the total 332 restaurants, 72 are “Mr. Rice” branded restaurants.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “Our third quarter 2014 financial performance showed modest top line growth from our record-high third quarter 2013, primarily supported by our expanding restaurant network. By the end of the reporting quarter, we managed a total of 332 restaurants covering 30 cities in six provinces. Mr. Rice continued to drive incremental growth and network expansion. During the third quarter, we experienced a challenging combination of weaker revenue generation and cost inflation while keeping our prices relatively stable. However, we implemented effective control of selling, general and administrative expenses and improved our operating profit this quarter compared to the previous quarter.”

Third Quarter 2014 Financial Performances

Revenues in the third quarter of 2014 increased by 4.7% to RMB409.1 million ($66.6 million) from RMB390.6 million in the same quarter of 2013. Revenue growth was primarily supported by the Company’s expanding restaurant network, partially offset by a decline in comparable restaurant sales compared with the same quarter last year. During the third quarter of 2014, Country Style Cooking added a total of 17 restaurants and closed two restaurants, bringing the total restaurant count to 332 as of September 30, 2014, compared to its total restaurant count of 276 as of September 30, 2013. Restaurants opened in the third quarter included seven “Country Style Cooking” and 10 “Mr. Rice” restaurants. Comparable restaurant sales decreased by 8.6% compared with the same quarter of 2013. There were 246 restaurants in the comparison.

Costs of food and paper increased by 5.2% to RMB184.8 million ($30.1 million) in the third quarter of 2014 from RMB175.7 million in the same quarter of 2013, primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, the cost of food and paper increased slightly to 45.2% in the third quarter of 2014 from 45.0% in the same quarter of 2013.

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure" and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

Restaurant wages and related expenses increased by 17.8% to RMB83.3 million ($13.6 million) in the third quarter of 2014 from RMB70.7 million in the same quarter of 2013. The increase was primarily due to increased total employee wages associated with increased number of employees. Share-based compensation expenses included in restaurant wages and related expenses stood roughly the same at RMB1.1 million ($0.2 million) in the third quarter of 2014. As a percentage of revenues, restaurant wages and related expenses increased to 20.4% in the third quarter of 2014 compared to 18.1% in the same quarter of 2013.

Restaurant rent expenses increased by 10.0% to RMB37.2 million ($6.1 million) in the third quarter of 2014 from RMB33.8 million in the same quarter of 2013. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased slightly to 9.1% in the third quarter of 2014 from 8.7% in the third quarter of 2013.

Restaurant utility expenses increased by 6.3% to RMB24.9 million ($4.1 million) in the third quarter of 2014 from RMB23.4 million in the same quarter of 2013. As a percentage of revenues, restaurant utility expenses stood at 6.1%.

Other restaurant operating expenses increased by 2.9% to RMB14.7 million ($2.4 million) in the third quarter of 2014 from RMB14.3 million in the same quarter of 2013. As a percentage of revenues, other restaurant operating expenses stood at 3.6%.

Restaurant-level operating margin was 15.7% in the third quarter of 2014, a decrease of 290 basis points over the same quarter of 2013. The decrease in restaurant-level operating margin was primarily due to increased labor costs and raw material costs.

Selling, general and administrative (SG&A) expenses decreased by 12.0% to RMB19.5 million ($3.2 million) in the third quarter of 2014 from RMB22.2 million in the same quarter of 2013, mainly due to effective cost control. Share-based compensation expenses included in SG&A stood at RMB3.0 million ($0.5 million) in the third quarter of 2014. As a percentage of revenues, SG&A expenses were 4.8% in the third quarter of 2014, down from 5.7% in the third quarter of 2013.

Pre-opening expense for the third quarter of 2014 was RMB2.9 million ($0.5 million), as compared to RMB1.7 million in the same quarter of 2013, primarily because of more new store openings compared to the third quarter of 2013. As a percentage of revenues, pre-opening expense increased to 0.7% in the third quarter of 2014 from 0.4% in the same quarter of 2013.

Depreciation expense for the third quarter of 2014 was RMB20.1 million ($3.3 million), representing an increase of 13.0% as compared to RMB17.8 million in the same quarter of 2013, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense was 4.9% in the third quarter of 2014, compared to 4.6% in the same quarter of 2013.

Property and equipment impairment charges were RMB2.2 million ($0.4 million) in the third quarter of 2014, as compared to RMB1.7 million in the same quarter of 2013, representing costs related to asset impairment of 5 underperforming restaurants.

Income from operations for the third quarter of 2014 was RMB19.3 million ($3.2 million), representing a decrease of 33.9% from RMB29.3 million in the same quarter of 2013.

Interest income for the third quarter of 2014 was RMB6.8 million ($1.1 million), representing a decrease of 14.4% as compared to RMB7.9 million in the same quarter of 2013.

Foreign currency exchange loss for the third quarter of 2014 was RMB24,000 ($4,000), as compared to a loss of RMB1.0 million in the same quarter of 2013.

Other income for the third quarter of 2014 was RMB71,000 ($12,000), as compared to a loss of RMB98,000 in the same quarter of 2013.

Income before income taxes for the third quarter of 2014 was RMB26.1 million ($4.3 million), as compared to RMB36.1 million in the same quarter of 2013.

Income tax expense1 in the third quarter of 2014 was RMB7.6 million ($1.2 million), compared to RMB9.1 million in the same quarter of 2013.

Net income was RMB18.6 million ($3.0 million), as compared to RMB27.0 million in the third quarter of 2014. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB22.7 million ($3.7 million) in the third quarter of 2014, compared to RMB31.1 million in the third quarter of 2013.

Diluted net income per ADS in the third quarter of 2014 was RMB0.69 ($0.11), compared to RMB1.02 in the third quarter of 2013. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.84 ($0.14) in the third quarter of 2014, compared to RMB1.17 in the third quarter of 2013. The Company had approximately 27.0 million diluted weighted average ADSs outstanding during the quarter ended September 30, 2014.

EBITDA (non-GAAP), defined as net income before interest, income tax expense/(benefit), depreciation and amortization, was RMB39.5 million ($6.4 million) in the third quarter of 2014, compared to RMB46.0 million from the same quarter of 2013. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income/(loss), property and equipment impairment charges and share-based compensation expenses, was RMB45.8 million ($7.5 million) in the third quarter of 2014, compared to RMB52.9 million in the same quarter of 2013.

As of September 30, 2014, the Company had cash, cash equivalents and short-term investments of RMB614.3 million ($100.1 million), compared to RMB581.9 million as of December 31, 2013.

Net cash provided by operating activities was RMB129.0 million ($21.0 million) for the nine months ended September 30, 2014, down from RMB131.2 million in the same period of 2013.

Departure of Chief Financial Officer

The Company today announced that its Chief Financial Officer, Mr. Adam J. Zhao, is resigning from his position at the Company due to personal reasons, effective November 30, 2014. The Company’s board of directors has begun the search for a qualified successor to Mr. Zhao to fill the position.

Mr. Zhao joined the Company in February 2012 and has made significant contributions to the Company's growth and development, including enhancing the Company’s financial systems and internal controls.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, said, "I’d like to thank Adam for his significant contributions to the Company. We wish him the best with his future endeavors."

“It has been a great experience working with Country Style Cooking and its management team,” commented Mr. Zhao, who added, “I am leaving with well wishes for my colleagues and the future development of the company.”

The Company noted that there were no disagreements between Mr. Zhao and CSC's Board of Directors or management and that his departure is not related to the Company's operations, policies, practices or any issues regarding the integrity of CSC’s financial statements or accounting policies and practices.

1 In August 2014, National Development and Reform Commission of People’s Republic of China issued “Content of Encouraging Industries in Western Region” approved by State Council, which clarified the scope of preferential tax rate application in the “Go-West Campaign”. In September 2014, Chongqing Commercial Committee, agreed by the local tax authority, confirmed via official document that the catering enterprises registered in Chongqing and their branches, after acquiring the national encouraged industry confirmation by the Commercial Committee, can apply to the tax authorities for enjoying the 15% preferential income tax rate in the “Go-West Campaign”. Chongqing Xinghong, our subsidiary which enjoyed the above tax benefit since 2011, is following up to acquire this confirmation and get approval to continuously enjoy the 15% preferential rate by the local tax authority. If not, 25% income tax rate could be applied in 20-F and tax filing under the related PRC tax law.

Financial Outlook

For the fourth quarter of 2014, the Company currently estimates that its revenues will be between RMB355 million ($57.8 million) and RMB375 million ($61.1 million), representing a year-over-year growth of between approximately 5.5% and 11.5%.

For the full year of 2014, the Company expects its revenues will be between RMB1,456 million ($237.2 million) to RMB1,476 million ($240.5 million), representing year-over-year growth of between approximately 7.0% and 8.5%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.1380 to US$1.00 on September 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 am, Eastern Time on November 13, 2014, which is 8:30 pm, Beijing Time on November 13, 2014, to discuss third quarter 2014 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference call through 9:30 am, Eastern Time on November 21, 2014. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088

Passcode:	10055706

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants under brands of CSC and Mr. Rice and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter 2014 and the full year 2014, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of September 30,
	2013	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	372,493	314,419	51,225
Short-term investments	209,381	299,860	48,853
Due from related parties	58	358	58
Inventories	52,579	56,289	9,171
Prepaid rent	14,336	12,672	2,065
Prepaid expenses and other current assets	22,714	29,931	4,876
Deferred tax assets-current	1,879	1,879	306
Total current assets	673,440	715,408	116,554
Property and equipment, net	398,555	429,164	69,919
Goodwill	5,563	5,563	906
Deferred tax assets - non current	7,592	7,592	1,237
Deposits for leases – non current	21,286	30,526	4,973
Total assets	1,106,436	1,188,253	193,589

Current liabilities:
Accounts payable	54,176	61,831	10,073
Deferred revenue	6,410	16,272	2,651
Accrued payroll	27,631	29,129	4,746
Income taxes payable	7,911	7,655	1,247
Other current liabilities	51,240	60,467	9,851
Total current liabilities	147,368	175,354	28,568
Deferred rent - non current	23,897	26,792	4,365
Prepaid subscription – non current	12	-	-
Advanced receipts from depositary bank	2,702	2,378	387
Total liabilities	173,979	204,524	33,320

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized 106,296,674 and 106,809,061 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	756	759	124
Additional paid-in capital	743,219	760,648	123,924
Retained earnings	197,618	231,160	37,660
Accumulated other comprehensive loss	(9,136)	(8,838)	(1,439)
Total equity	932,457	983,729	160,269

Total liabilities and equity	1,106,436	1,188,253	193,589

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended September 30,
	2013		2014
	RMB	%	RMB	%	US$

Revenue - restaurant sales	390,611	100.0	409,056	100.0	66,643
Costs and expenses:
Restaurant expenses:
Food and paper expense	175,730	45.0	184,808	45.2	30,109
Restaurant wages and related expenses[1]	70,701	18.1	83,280	20.4	13,568
Restaurant rent expense	33,842	8.7	37,233	9.1	6,066
Restaurant utilities expense	23,446	6.0	24,918	6.1	4,060
Other restaurant operating expenses	14,254	3.6	14,670	3.6	2,390
Selling, general and administrative expenses[1]	22,202	5.7	19,545	4.8	3,184
Pre-opening expense	1,658	0.4	2,917	0.7	475
Depreciation	17,834	4.6	20,149	4.9	3,283
Property and equipment impairment charges	1,671	0.4	2,199	0.5	358
Total operating expenses	361,338	92.5	389,719	95.3	63,493

Income/(loss) from operations	29,273	7.5	19,337	4.7	3,150

Interest income	7,882	2.0	6,750	1.7	1,100
Foreign exchange gain/(loss)	(973)	(0.2)	(24)	(0.0)	(4)
Other income / (expense)	(98)	(0.0)	71	0.0	12
Income before income taxes	36,084	9.3	26,134	6.4	4,258

Income tax expense	9,074	2.3	7,550	1.8	1,230
Net income	27,010	7.0	18,584	4.6	3,028

Basic net income per share	0.26		0.17		0.028
Diluted net income per share	0.25		0.17		0.028
Basic net income per ADS	1.03		0.70		0.11
Diluted net income per ADS	1.02		0.69		0.11
Basic weighted average ordinary shares outstanding	104,897,125		106,640,645		106,640,645
Diluted weighted average ordinary shares outstanding	106,019,186		107,848,587		107,848,587

1 Includes share-based compensation expenses of RMB4.1 million and RMB4.1 million ($0.7 million) for the three months ended September 30, 2013 and 2014, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended September 30,
	2013	2014
	RMB	RMB	US$

Net income	27,010	18,584	3,028
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(76)	1	0
Comprehensive income	26,934	18,585	3,028

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the nine months ended September 30,
	2013	2014
	RMB	RMB	US$
Operating activities:
Net income	36,538	33,542	5,465
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	4,683	1,875	305
Property and equipment impairment charges	7,122	4,975	811
Depreciation	53,024	58,475	9,527
Deferred income tax	(2,050)	-	-
Share based compensation	11,824	15,813	2,576
Changes in operating assets and liabilities:
Due from related parties	(357)	(301)	(49)
Inventories	(18,758)	(1,285)	(209)
Prepaid rent	2,154	1,665	271
Prepaid expenses and other current assets	(4,086)	(7,216)	(1,176)
Deposits for leases	(2,120)	(9,240)	(1,505)
Accounts payable	27,333	7,655	1,247
Deferred revenue	5,536	9,862	1,607
Due to related parties	215	-	-
Accrued payroll	3,173	1,498	244
Income taxes payable	872	(256)	(42)
Deferred rent	2,401	3,092	504
Other liabilities	3,649	8,893	1,449
Net cash provided by operating activities	131,153	129,047	21,025
Investing activities:
Purchase of property and equipment	(88,680)	(98,689)	(16,078)
Proceeds from disposals of property and equipment	334	216	35
Purchase of short-term investment	(591,147)	(823,598)	(134,180)
Withdrawal of short-term investment	520,955	733,119	119,439
Net cash used in investing activities	(158,538)	(188,952)	(30,784)
Financing activity:
Proceeds from exercise of employee stock options	1,875	1,512	246
Net cash provided by financing activity:	1,875	1,512	246
Effect of exchange rate	(551)	319	52
Net increase / (decrease) in cash and cash equivalents	(26,061)	(58,074)	(9,461)
Cash and cash equivalents, beginning of year	229,367	372,493	60,686
Cash and cash equivalents, end of year	203,306	314,419	51,225

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended September 30,
	2013	2014
	RMB	RMB	US$

Net income	27,010	18,584	3,028
Share-based compensation expenses:
Restaurant wages and related expenses	1,093	1,144	186
Selling, general and administrative expenses	3,001	2,963	483
Adjusted net income (non-GAAP)	31,104	22,691	3,697

Diluted net income per ADS	1.02	0.69	0.11
Adjusted diluted net income per ADS (non-GAAP)	1.17	0.84	0.14
Diluted weighted average ADSs outstanding	26,504,797	26,962,147	26,962,147

	Three months ended September 30,
	2013	2014
	RMB	RMB	US$

Net income	27,010	18,584	3,028
Income tax expense	9,074	7,550	1,230
Interest income	(7,882)	(6,750)	(1,100)
Depreciation and amortization	17,834	20,149	3,283
EBITDA (non-GAAP)	46,036	39,533	6,441

EBITDA (non-GAAP)	46,036	39,533	6,441
Foreign exchange loss/(gain)	973	24	4
Other expense / (income)	98	(71)	(12)
Property and equipment impairment charges	1,671	2,199	358
Share-based compensation expenses
Restaurant wages and related expenses	1,093	1,144	186
Selling, general and administrative expenses	3,001	2,963	483
Adjusted EBITDA (non-GAAP)	52,872	45,792	7,460